FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: February 10, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM WRM
February 10, 2005	American Stock Exchange: WHT WHT

Wheaton Shareholders Urged to Tender Today; Goldcorp Shareholders Approve  Wheaton Transaction, Glamis Walks Away

Vancouver, British Columbia: February 10, 2005 -- Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) is pleased to announce that Goldcorp shareholders approved by a decisive margin the Goldcorp/Wheaton River transaction at a shareholder meeting held this morning.  More than 65% of the votes cast by Goldcorp shareholders at the meeting were in favour of the Goldcorp/Wheaton River transaction.

Following the meeting, Glamis Gold Ltd. announced that it intends to allow its offer for Goldcorp shares to expire without acquiring any Goldcorp shares.  Glamis' offer for Goldcorp was conditional upon the Goldcorp shareholders rejecting the Goldcorp/Wheaton River transaction. Given the overwhelming positive results of the Goldcorp shareholder meeting earlier today, this condition cannot be satisfied.

Ian Telfer, Chairman and CEO of Wheaton River, said "We are thrilled that Goldcorp shareholders approved our transaction. We now urge our shareholders to tender their shares to the Goldcorp offer to take advantage of this unique opportunity to create the lowest cost million ounce gold producer, with world class assets and a strong balance sheet".

The board of directors of Wheaton River continues to recommend that Wheaton River shareholders accept the Goldcorp offer.  Wheaton River urges its shareholders to TENDER THEIR SHARES TO THE GOLDCORP OFFER TODAY.

THE DEADLINE FOR TENDERING YOUR SHARES IS 5:00 PM (VANCOUVER TIME) ON MONDAY, FEBRUARY 14, 2005.

Shareholders with questions about how to tender their shares may call the depositary as follows:

KINGSDALE SHAREHOLDER SERVICES INC.

Call Toll-Free: 1-866-749-5464

Banks and Brokers Call Collect: 416-867-2335

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission.  Wheaton River has filed a directors' circular with respect to the offer with Canadian securities regulatory authorities and a solicitation/recommendation statement with the United States Securities and Exchange Commission.  Investors and shareholders are strongly advised to read such documents, as well as any amendments and supplements to such documents, because they contain or will contain important information.  Investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement can also be obtained by directing a request to Goldcorp. Free copies of the directors' circular can also be obtained by directing a request to Wheaton River at the address referred to below.

For further information, please contact:

Julia Hasiwar

Director, Investor Relations

Wheaton River Minerals Ltd.

Waterfront Centre

1560-200 Burrard Street

Vancouver, British Columbia  V6C 3L6

Telephone: (604) 696-3011

Fax: (604) 696-3001

e-mail: ir@wheatonriver.com

website:  www.wheatonriver.com